September 30, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2013 Filed March 24, 2014 File No. 1-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 23, 2014, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013, filed on March 24, 2014.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note you reference coal reserves located in Columbia on pages 17 and 35. Elsewhere in your filing you imply your reserves may not be compliant with Industry Guide 7. You also estimate your Columbian coal resources at 20 million tons on pages 35 and 42. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. In future filings, remove all resource disclosure, including estimated quantities, and all disclosure of noncompliant reserves.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to remove all coal resource disclosure, including estimated quantities, and all disclosure of noncompliant reserves from its filing.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ André Pires de Oliveira Dias

Name: André Pires de Oliveira Dias
Title: Chief Financial Officer

Copy:

Tracey Smith

Staff Accountant

Jeanne Baker

Assistant Chief Accountant